U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):

      [ ] Form 10-K and Form 10-KSB      [ ] Form 20-F      [ ] Form 11-K
      [X] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

For Period Ended: SEPTEMBER 30, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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           Nothing in this Form shall be construed to imply that the
           Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



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PART I--REGISTRANT INFORMATION
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     AMERICAN ENTERPRISE.COM, CORP.
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     Full Name of Registrant (Former Name if Applicable)

     6800 NORTH DALE MABRY HIGHWAY, SUITE 100
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     Address of Principal Executive Office (Street and Number)

     TAMPA, FL 33614
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     City, State and Zip Code


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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 11-K 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

In February, 1998 the Company had entered into a definitive merger agreement with American Enterprise Solutions, Inc. ("AESI)" which has subsequently been amended and the closing extended to occur no later than December 31,2000. It is now highly unlikely the merger can be consummated due to AESI's inability to complete its financial audit. The Company has continued to sustain operating losses. AESI and certain of its wholly owned subsidiaries are experiencing financial difficulties of their own and are not able to further assist the financially troubled Company. As previously reported, the Company has been involved in significant litigation which it had hoped to resolve in the third quarter. The Company was not successful in this endeavor. The Company is using the services of a crisis management team to assist and develop a work out plan. Due to cash flow restrictions, the Company was unable to pay its independent accountants, and obtain their review of the financials in time to assure an accurate filing.





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PART IV--OTHER INFORMATION
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      (1) Name and telephone number of person to contact in regard to this notification


        Dennis C. Hult                      (813)                 822-6567
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             (Name)                      (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [x] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [x] Yes     [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has been engaged in litigation with its major lessor due to late payments of its lease obligations. The Company had expected to achieve a financing arrangement in the third quarter that would have allowed the Company to successfully conclude this litigation. However, the Company was not successful in this endeavor. As a result, in the third quarter ending September 30, 2000, the Company took as a one-time charge a loss contingency of approximately $1,075,000 for leased equipment which the Company returned early to its major lessor in a peaceful repossession. The Company also charged interest expense approximately $574,000 to reflect defaulted rates on its past due leases. Subsequently, certain of the Company's subsidiaries have or will file for protection under Chapter 11 of the United States Bankruptcy Code. The Company experienced a 32% or $553,000 decline in net revenues from the corresponding period in 1999. The Company's net loss for the quarter approximate $2.5 million compared to a $0.5 million for the corresponding quarter of 1999.

                         AMERICAN ENTERPRISE.COM, CORP.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 15, 2000                  By: /s/ John Stanton
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                                         Name: John Stanton
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                                         Title: Acting Chief Executive Officer
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